Exhibit 99.1

RepliCel Announces 2014 Second Quarter Financial Results

VANCOUVER, BC – August 26, 2014 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (TSXV:RP) (OTCQB: REPCF), a regenerative medicine company developing proprietary autologous cell therapies for chronic tendinosis, aging and sun damaged skin and pattern baldness, today announced its operational and financial results for the second quarter ended June 30, 2014.  All amounts included in this news release are expressed in Canadian dollars unless otherwise indicated.  The Company’s financial statements and management report are available at www.edgar.com, www.sedar.com and at www.replicel.com.

“In the second quarter of 2014, we continued to achieve product development and financial milestones as we advance our best-in-class cell therapy platform which leverages the unique properties of the hair follicle to treat cellular deficits,” said David Hall, CEO and President of RepliCel.   “The completion of a private placement priced above market which included a strategic healthcare-focused fund, in our opinion, further validates our approach and our technology. The financing also supports our near-term clinical activities with the upcoming fall initiation of three planned clinical trials.  In addition, Shiseido, our licensed partner for our pattern baldness treatment, opened their state-of-the-art facility for cell processing and expansion in Kobe, Japan. We believe that Shiseido’s progress points to both companies advancing Phase 2 pattern baldness clinical activities in the near future.”

Key Developments
•	Shiseido opens purpose built facility to advance their planned clinical trials for the treatment of pattern baldness based on RepliCel’s licensed cell therapy technology
•	Completed pre-clinical filing regulatory meetings with Health Canada for Phase 1/2 chronic Achilles tendinosis program
•	Completed pre-clinical regulatory meetings with German authorities for Phase 1 aging and sun damaged skin program
•	Exercise of 1,508,512 warrants yielding $834,218
•	Completed private placement totaling $3.99 million, providing capital to execute on expanding clinical initiatives

Corporate Outlook
Expected and planned upcoming milestones and events include:
•	Initiation of a Phase 1/2 Canadian clinical trial for Achilles tendinosis expected in Q4 2014
•	Initiation of a Phase 1 clinical trial in Germany for aging and damaged skin expected in Q4 2014
•	Initiation of a Phase 2 clinical trial in Germany for pattern baldness expected in Q4 2014
•	Shiseido, the 4th largest cosmetics company in the world, and our Asian partner, initiating a Phase 2 clinical trial for pattern baldness in Japan expected in Q4 2014
•	Additional contract opportunities (government, pharmaceutical companies)

Financial Results
The total comprehensive loss for the three and six-month periods ended June 30, 2014, was $1,419,137 or $0.03 per basic and diluted share and $2,603,946 or $0.05 per basic and diluted share, compared to a total comprehensive loss of $843,123 or $0.02 per basic and diluted share and $1,600,302 or $0.04 per basic and diluted share for the three and six-month periods ended June 30, 2013.  The increase in total comprehensive loss for the three and six-month periods ended June 30, 2014 compared to the three and six-month periods ended June 30, 2013 was primarily the result of advancing the pre-clinical work for RCT-A-01 and RCS-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property during the last two quarters.  Also, the Company incurred additional costs in 2014 as a result of listing on the TSXV and an overall increase to operational activities in 2014.

Cash and cash equivalents was approximately $4.3 million as at June 30, 2014, an increase of approximately $2.3 million from December 31, 2013.

As at August 26, 2014, there were 54,947,288 common shares issued and outstanding, 4,690,000 stock options outstanding as well as 7,970,055 warrants outstanding.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function such as chronic tendinosis, damaged skin and pattern baldness.   The company’s RCT-01 and RCS-01 cell therapies are designed to treat chronic tendinosis and damaged or aging skin respectively, using fibroblasts isolated from the sheath of the hair follicle. Another of the company’s pipeline products, RCH-01 for the treatment of pattern baldness, is manufactured from cells derived from the hair follicle dermal cup.  Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

For more information please contact:

REPLICEL LIFE SCIENCES INC.
David Hall, CEO
dh@replicel.com

Tammey George, Director of Communications
604-248-8696
tg@replicel.com

Christina Cameron, Investor Relations
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding Shiseido’s progress points to both companies advancing Phase 2 pattern baldness clinical activities in the near future, the private placement further validates our approach and our technology, expected and planned upcoming milestones and events, and the timing of trials. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

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